Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Canadian Zinc Corporation Announces $15 Million Bought Public Offering

July 9, 2014

VANCOUVER, BRITISH COLUMBIA

Canadian Zinc Corporation (TSX:CZN)(OTCQB:CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd., on behalf of a syndicate of underwriters including Canaccord Genuity and Paradigm Capital (together, the “Underwriters”), to purchase on a “bought deal” basis by way of short form prospectus, 13,160,000 flow-through common shares of the Company (“Flow-Through Shares”) and 28,572,000 units of the Company (“Units”) (together, the “Offered Securities”) subject to all required regulatory approvals at a price per Flow-Through Share of $0.38 (the “Flow-Through Price”) for gross proceeds of $5,000,800 and at a price per Unit of $0.35 (the “Unit Price”) for gross proceeds of $10,000,200 (the “Offering”).

Each Unit shall consist of one common share of the Company (“Share”) and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant shall entitle the holder thereof to acquire one Share of the Company at a price of $0.50 for a period of 36 months following the Closing Date.

The Underwriters have been granted an option to purchase up to an additional 15% of the Offering, in any combination of Flow-Through Shares and/or Units, exercisable in whole or in part at any time up to 30 days following the Closing Date (the “Option”).

The Offering is scheduled to close on or about July 31, 2014.  The Offering is subject to a number of conditions, including, without limitation, receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The gross proceeds from the Flow-Through Shares will be used to incur Canadian Exploration Expenses (within the meaning of the Income Tax Act (Canada)) on the Company’s projects and will be renounced with an effective date of no later than December 31, 2014.  The net proceeds of the Units will be used to advance exploration, development and for general working capital purposes.

The Offered Securities will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (excluding Quebec) pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.  The Units will be offered in the United States on a private placement basis pursuant to exemption from the registration requirements of the United States Securities Act of 1933, as amended.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States.  The Flow-Through Shares and Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Preliminary Feasibility Study was completed by SNC-Lavalin in July 2012. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for Cu-Pb-Zn-Ag-Au deposits. Key projects include the South Tally Pond project (Lemarchant deposit), the Tulks South project (Boomerang-Domino deposit) and Long Lake project (Long Lake deposit). The Company's strategy is to continue build the zinc-copper-lead-silver-gold resources base with the aim of developing the deposits capable of processing through a central milling facility.

Cautionary Statement Regarding Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

John F. Kearney
Chairman
(416) 362-6686
(416) 368-5344

Alan B. Taylor
Vice President Exploration & Chief Operating Officer
(604) 688-2001 or Tollfree:1-866-688-2001
(604) 688-2043

Steve Dawson
Vice President
Corporate Development
(416) 203-1418
(416) 368-5344

Canadian Zinc Corporation
E-mail: invest@canadianzinc.com
Website:  www.canadianzinc.com